To: File

From: Management

Re: Revision of LHD Technology Impairment

Date: November 5, 2008

The company performed an impairment analysis of its patented lateral drilling technology and determined that a $2,041,894 impairment to its patented LHD technology was warranted. The company’s basis for such an impairment stemmed from the recent and unprecedented financial environment affecting the world and its direct effect on the company’s funding efforts and potential marketability of said technology. The following factors are considered:

•	A tightening in the credit markets
•	Restrictions on equity funding
•	Commodity prices, particularly oil and natural gas, dropping by over 50% in 3 months
•	Commodity prices still volatile
•	Global decrease in demand for said commodities puts in question the potential increase in their pricing in the next 6-18 months
•	Constraints and “pull back” in oil and gas companies’ capital expenditure budgets due to lower commodity prices

The aforementioned factors will cause the company to adjust its assumptions in its cash flow model supporting the LHD technology’s value for impairment analysis purposes:

•	Cash flow will be delayed until the 2nd semester 2010 as amount of funding will be less and funding will be delayed
•	Amount of licenses for both Self Use and Commercial will be less as capital budgets of prospective clients will be more limited
•	Pricing of licenses will be reduced to remain competitive in light of all factors considered, reducing Self Use licenses from $100,000 to $75,000 and Commercial licenses from $200,000 to $150,000.

Taking the aforementioned assumptions into account, the anticipated undiscounted free cash flows determined as of September 30, 2008 will be $3,832,063; with anticipated discounted free cash flows of $2,204,673.

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  —  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  —  www.maximtep.com

“Technology Enhanced Production”

The current net book value of the technology as of September 30, 2008 is as follows:

Patent	$3,392,858
License	$838,709
Other	$15,000

Total	$4,246,567

Based on the above discounted free cash flows and the net book value as of September 30, 2008, the impairment of the patented LHD technology for the 3rd Quarter 2008 will be $2,041,894.

While there are prospects, much is left to market and outside instability. As such, at this time, management cannot anticipate with a comfortable degree of certainty if the appropriate amount of development funding will be achieved that is needed to accelerate the development of certain wells so that we ultimately achieve cash flow positive operations. Thus, it’s assumed that we will be deploying less capital then anticipated earlier in 2008 to our oil and gas assets prospectively. This will further postpone the company’s ability to dedicate financial as well as human resources to its technology division for the next 12 to 18 months.

As such, the company determined impairment was necessary.

CC: PKF Texas

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  —  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  —  www.maximtep.com

“Technology Enhanced Production”